Exhibit 12 to 2003 10-Q

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Nine Months Ended Sept. 30, 2003
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$195.0
Adjustment for undistributed (income)/losses of partnerships	12.1
Interest expense	5.0
Portion of rental expense deemed interest	28.2

Total earnings	$240.3

Fixed Charges:
Interest expense	$5.0
Portion of rental expense deemed interest	28.2

Total fixed charges	$33.2

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$33.2

Ratio of Earnings to Fixed Charges	7.24

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	7.24